Exhibit 99.1
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross”)
17th Floor, 25 York Street,
Toronto, Ontario
M5J 2V5

2.	Date of Material Change

July 23, 2010

3.	News Release

A news release relating to the material change was disseminated on July 23, 2010.

4.	Summary of Material Change

A news release with respect to, among other things, the material change referred to in this report was issued by Kinross on July 23, 2010 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Review.

5.	Full Description of Material Change

On July 23, 2010, Kinross entered into agreement with BMO Nesbitt Burns Inc., GMP Securities L.P., Morgan Stanley Canada Limited and RBC Dominion Securities Inc. (collectively, the “Dealers”) to sell to the Dealers 15,200,000 common shares (the “Shares”) of Harry Winston Diamond Corporation (“Harry Winston”), representing approximately 19.9% of the equity securities of Harry Winston, in connection with a block trade in which the Dealers subsequently placed the Shares with various third parties.

Kinross also announced that it had reached an agreement in principle with Harry Winston pursuant to which Kinross will sell its 22.5% interest in the partnership holding Harry Winston’s 40% interest in the Diavik Diamond Mines joint venture to Harry Winston for US$220 million, comprised of US$50 million cash, 7,142,857 million Harry Winston common shares with a value of approximately US$100 million, and a note payable in the amount of US$70 million, which shall be repayable in Harry Winston common shares at the option of Harry Winston

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Administration and Corporate Secretary, at (416) 365-5198.

9.	Date of Report

August 3, 2010

DATED at Toronto, Ontario, this 3rd day of August, 2010.

KINROSS GOLD CORPORATION
By:
Name:
Title: